January 17, 2025

Mark Heinen
Chief Financial Officer
Volato Group, Inc.
1954 Airport Road Suite 124
Chamblee, Georgia 30341

       Re: Volato Group, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 31, 2024
           File No. 001-41104
Dear Mark Heinen:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
PROPOSAL 2: ISSUANCE PROPOSAL, page 8

1. We note you entered into the Security Purchases Agreement with the institutional investor ("Buyer") and filed an 8-K detailing the agreement. However, in your
       December 4 Form 8-K and in this filing you do not name the Buyer. Please revise your disclosure to name the institutional investor or explain why you do not need to do so. See Item 1.01(a)(1) of Form 8-K.
2. Please detail whether the 9.99% Beneficial Ownership cap to the Securities Purchase
       Agreement can be waived by either party.
3. You disclose the Conversion Price will be reduced on the Fixed Price Reset Day, and the Floor Price will be reduced on the Floor Price Reset Date. Please provide disclosure on how you intend to inform the shareholders of the changes to the
       Conversion Price and Price Floor.
4. Please detail any potential dilutive effects that the Securities Purchase Agreement, its approval, and its exercise may have on existing shareholders.
 January 17, 2025
Page 2

5. Please expand your disclosure to detail any potential consequences if this Proposal is not approved. For example, please detail the company's ability to make amortization payments in the event that the proposal is not approved.
6. Please provide all material terms of the Securities Purchase Agreement. For example, please provide the aggregate principal amount available in additional closings.
General

7. Please confirm neither proposal is related to a merger, acquisition, or similar material transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation